Exhibit (a)(2)

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT CARL ICAHN’S OFFER AND NOT TENDER YOUR SHARES TO CARL ICAHN

December 19, 2011

Dear Fellow Stockholders,

Your Board of Directors has unanimously recommended that all Commercial Metals Company (“CMC”) stockholders reject the unsolicited tender offer from IEP Metals Sub LLC, an affiliate of Carl Icahn, to acquire your CMC shares for $15.00 each (the “Offer”).

You should understand that the CMC Board takes its fiduciary duty to act in the best interests of all CMC stockholders seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of Mr. Icahn’s Offer with our independent financial and legal advisors, the Board determined that Mr. Icahn’s Offer substantially undervalues the Company and is not in the best interests of CMC’s stockholders.

In reaching its recommendation, the Board considered, among other factors, that:

•

The Board firmly believes that the execution of the strategic plan, led by the Company’s new management team, will deliver far greater value for the Company’s stockholders than that reflected in the Offer.

•	The Offer fails to deliver a compelling valuation or meaningful premium, even when compared to the Company’s relatively depressed stock price.

•	The Offer is opportunistically timed.

•	The Offer is financially inadequate.

•	The conditions to the Offer, as well as the identity of the offeror, create significant uncertainty and risk.

A complete discussion of these reasons and the other material factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

We appreciate your continued support.

On behalf of The Commercial Metals Company Board of Directors:

Anthony A. Massaro	Joe Alvarado
Lead Director	President and CEO